Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-61704) on Form S-8 of A.T. Massey Coal Company, Inc. (a wholly-owned subsidiary of Massey Energy Company) of our report dated May 26, 2011, with respect to the statements of net assets available for benefits of the Coal Company Salary Deferral and Profit Sharing Plan of A.T. Massey Coal Company, Inc. as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the related supplemental schedule of Schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2010 Annual Report on Form 11-K of the Coal Company Salary Deferral and Profit Sharing Plan of A.T. Massey Coal Company, Inc.

Glen Allen, Virginia

May 26, 2011

/s/ Keiter, Stephens, Hurst, Gray & Shreaves, P.C.